UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of May 2024

SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant's name into English)

20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F √ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes No___√___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- n/a .

EXHIBIT INDEX

Exhibit No.	Description
99.1	Shinhan Financial Group Review Report for the 1Q of 2024 (Seperate)
99.2	Shinhan Financial Group Review Report for the 1Q of 2024 (Consolidated)

Summary of 1Q 2024 Business Report

On May 16, 2024, Shinhan Financial Group (“SFG”) filed its 1Q 2024 Business Report (the “Business Report”) with the Financial Services Commission of Korea and the Korea Exchange pursuant to the Financial Investment Services and Capital Market Act of Korea. This is the summary of the Business Report translated into English. Non-material or previously disclosed information are omitted or abridged.

The financial information in this report has been prepared in accordance with Korean International Financial Reporting Standards.

Table of Contents

1. Introduction of the Group

2. Business Results

3. Other Financial Information

4. Independent Auditor

5. Corporate Governance

6. Major Shareholders and Market Price Information of our Common Shares and ADRs

7. Directors, Executive Officers and Employees

8. Related Party Transactions

9. Material Information after the reporting period

1. Introduction of the Group

Company History

Not required to be disclosed in quarterly reports. Please refer to the business report for FY2023 submitted on March 18, 2024 for your references.

Overview of the Business Group

Not required to be disclosed in quarterly reports. Please refer to the business report for FY2023 submitted on March 18, 2024 for your references.

Credit Ratings

Not required to be disclosed in quarterly reports. Please refer to the business report for FY2023 submitted on March 18, 2024 for your references.

Number of Shares (as of March 31, 2024)

Types of Shares	Number of Shares
Number of shares authorized for issuance	1,000,000,000
Number of common shares issued (1)	509,393,214
Number of preferred shares issued	-
Total outstanding shares	509,393,214
Treasury stocks (2)	6,352
Total outstanding shares with voting rights	509,386,862

1) SFG issued 8,232,906 shares of common stock in relation to a comprehensive stock exchange between SFG and Orange Life Insurance on January 28, 2020. On September 29, 2020, SFG had a paid-in capital increase and issued 39,130,000 common shares (third-party allocation). On December 30, 2020, SFG issued 72,719 shares of common stock in relation to a small-scale stock exchange between SFG and Neoplux.

2) SFG acquired treasury stocks through the acquisition of fractional shares as a result of a stock exchange between SFG and Orange Life Insurance on January 28, 2020 and between SFG and Neoplux on December 30, 2020.

3) SFG canceled treasury shares of 5,035,658 on June 01, 2020, 3,665,423 on 25 April, 2022, 4,149,252 on 23 November, 2022, 3,676,470 on 28 March,2023, 4,243,281 on 16 June 2023, 2,842,929 on 31, August 2023, and 2,744,718 on 27 December 2023, and 3,366,257 on 22 March 2024 after completion of share repurchase program. Capital does not change due to the cancellation of acquired stocks within the range of dividend payable income.

4) 17,482,000 shares of Convertible Preferred Shares had automatically converted to common shares on 1 May 2023 upon the completion of conversion claim period.

Dividends

			(KRW million)
Items	1Q 2024 (Jan. 1 ~ Mar. 31)	FY 2023 (Jan. 1 ~ Dec. 31)	FY 2022 (Jan. 1 ~ Dec. 31)
Par value per share (Won)	5,000	5,000	5,000
(Consolidated) Net Income	1,321,532	4,868,035	4,665,643
(Separate) Net Income	1,773,171	1,671,011	1,249,251
(Consolidated Earnings per share (Won)	2,513	8,048	8,498
Total Cash dividends	275,069	1,086,317	1,092,813
Total stock dividends	-	-	-
(Consolidated) Cash dividend payout ratio (%)	20.81	24.87	23.42
Cash dividend yield (%) – common shares	1.08	4.78	5.49
Cash dividend yield (%) – preferred shares	-	-	-
Stock dividend yield (%)	-	-	-
Cash dividend per share (Won)	540	2,100	2,065
Stock dividend per share	-	-	-

1) Cash dividend payout ratio on a common share basis for FY 2022 is 22.65%, and FY 2023 is 24.66%.

2) FY2022 has been restated retrospectively to reflect newly applied K-IFRS no.1117 ‘Insurance Contract’ from FY2023.

2. Business Results

Operating Results

		(KRW billion)
	1Q 2024 (Jan. 1 ~ Mar. 31)	FY 2023 (Jan. 1 ~ Dec. 31)	FY 2022 (Jan. 1 ~ Dec. 31)
Net interest income	2,816	10,818	10,597
Interest income	7,190	27,579	20,092
Interest expense	4,375	16,761	9,496
Net fees and commission income	703	2,647	2,414
Fees and commission income	1,064	4,175	3,884
Fees and commission expense	361	1,528	1,471
Net insurance income	161	598	1,849
Insurance income	792	3,088	3,629
Insurance expense	631	2,490	1,780
Net gain(loss) on securities and FX trading/derivatives	707	2,485	-381
Provision for credit loss and impairment loss	-378	-2,251	-1,318
Net other operating income(expense)	-569	-2,300	-1,616
General and administrative expenses	1,372	5,895	5,644
Net operating income	2,068	6,101	5,906
Equity method income	-8	125	122
Other non-operating income(expense), net	-270	-261	339
Profit before income taxes	1,791	5,965	6,367
Income tax expense	443	1,487	1,611
Consolidated net profit	1,348	4,478	4,756
Net profit attributable to equity holders of the Group	1,322	4,368	4,666
Net profit attributable to non-controlling interest	26	110	90
1) Some of the totals may not sum due to rounding.. 2) FY 2022 has been restated retrospectively to reflect newly applied K-IFRS no.1117 ‘Insurance Contract’ from FY2023.

Source and Use of Funds

Consolidated Basis (KRW billion, %)		1Q 2024				FY 2023				FY 2022
		Jan. 1 ~ Mar. 31				Jan. 1 ~ Dec. 31				Jan. 1 ~ Dec. 31
		Average Balance1)	Propor-tions (%)	Interest Paid	Interest Rate (%)	Average Balance1)	Propor-tions (%)	Interest Paid	Interest Rate (%)	Average Balance1)	Propor-tions (%)	Interest Paid	Interest Rate (%)
Source	Deposits	388,431.7	55.4	2,478.9	2.57	383,064.0	56.3	9,790.8	2.56	374,433.2	57.3	4,642.7	1.24
	Borrowings	37,229.7	5.3	321.2	3.47	38,083.3	5.6	1,291.3	3.39	34,678.8	5.3	669.3	1.93
	Debt Securities Issued	83,130.8	11.9	801.9	3.88	76,797.0	11.3	2,735.4	3.56	78,719.1	12.1	1,901.5	2.42
	Other Liabilities	135,441.7	19.3	-	-	126,335.2	18.6	-	-	113,498.0	17.4	-	-
	Total Liabilities	644,233.9	91.9	-	-	624,279.5	91.8	-	-	601,329.1	92.1	-	-
	Total Stockholder's Equity	56,543.8	8.1	-	-	55,597.4	8.2	-	-	51,819.8	7.9	-	-
	Total Liabilities & SE	700,777.7	100.0	-	-	679,876.9	100.0	-	-	653,148.9	100.0	-	-
Use	Cash & Due from Banks	34,849.0	5.0	178.7	2.06	34,892.3	5.1	590.8	1.69	29,660.1	4.5	282.9	0.95
	Loans	418,999.5	59.8	5,573.8	5.35	410,463.6	60.4	21,823.8	5.32	398,391.1	61.0	16,146.9	4.05
	Loans in KRW	326,974.7	46.7	4,098.6	5.04	317,950.0	46.8	16,093.6	5.06	308,197.4	47.2	11,760.0	3.82
	Loans in Foreign Currency	41,701.2	6.0	576.4	5.56	40,341.7	5.9	2,160.6	5.36	36,601.1	5.6	1,551.6	4.24
	Credit Card Accounts	27,774.7	4.0	556.8	8.06	27,965.4	4.1	2,162.1	7.73	27,229.1	4.2	1,979.3	7.27
	Others	22,548.9	3.1	342.0	6.10	24,206.5	3.6	1,407.5	5.81	26,363.5	4.0	856.0	3.25
	FVOCI Financial Assets	87,256.5	12.5	654.0	3.01	84,680.8	12.5	2,341.9	2.77	86,538.1	13.2	1,837.8	2.12
	AC Financial Assets	35,626.0	5.1	270.9	3.06	34,708.0	5.1	1,062.1	3.06	29,778.9	4.6	691.8	2.32
	Other Assets	124,046.7	17.6	-	-	115,132.2	16.9	-	-	108,780.7	16.7	-	-
	Total Assets	700,777.7	100.0	-	-	679,876.9	100.0	-	-	653,148.9	100.0	-	-

1) The “Average Balance” is the arithmetric mean of the ending balance of each quarter.
2) FY 2022 has been restated retrospectively to reflect newly applied K-IFRS no.1117 ‘Insurance Contract’ from FY2023.

3. Other Financial Information

1) Capital Adequacy

Consolidated BIS Ratio (Shinhan Financial Group)

			(KRW billion)
	Mar. 31, 2024	Dec. 31, 2023	Dec. 31, 2022
Aggregate Amount of Equity Capital (A)	51,419.6	50,192.5	46,981.8
Risk-Weighted Assets (B)	324.420.3	314,180.7	291,542.6
BIS Ratio (A/B)	15.85%	15.98%	16.11%
Note: ▪ Calculated in accordance with Basel III ▪ The figures as of March 31, 2024 are preliminary

Capital Adequacy Ratios (Subsidiaries)

				(%)
Subsidiary	Capital Adequacy Ratio	Mar. 31, 2024	Dec. 31, 2023	Dec. 31, 2022
Shinhan Bank	BIS Capital Adequacy Ratio	17.6	18.1	17.8
Shinhan Card	Adjusted Equity Capital Ratio	19.2	19.7	18.6
Shinhan Securities	Net Capital Ratio	847.4	926.6	1,112.9
Shinhan Life Insurance	Risk Based Capital Ratio(K-ICS)	240.0	250.8	267.7
Shinhan Capital	Adjusted Equity Capital Ratio	18.0	19.0	16.4
Shinhan Asset Management	Equity Capital (KRW billion)	216.0	233.2	213.3
	Minimum Capital Requirement (KRW billion)	50.2	49.1	46.8
Jeju Bank	BIS Capital Adequacy Ratio	19.6	17.5	16.4
Shinhan Savings Bank	BIS Capital Adequacy Ratio	18.6	14.4	12.4
Shinhan Asset Trust	Net Capital Ratio	877.5	926.8	1,107.7
Shinhan EZ Gen. Insurance	Risk Based Capital Ratio(K-ICS)	406.5	469.4	620.8

Notes :

▪
Basel III was applied in calculating Shinhan Bank and Jeju Bank’s BIS Capital Adequacy Ratio.
▪
Shinhan EZ General Insurance became SFG’s wholly-owned subsidiary on June 30, 2022.
▪
The figures as of March 31, 2024 are preliminary
▪
Shinhan Life and Shinhan EZ General Insurance upgraded its insurance risk measurement system in anticipation of a new regulatory solvency regime for insurance companies, the Korean-Insurance Capital Standard (the “K-ICS”). As of the date of submission of the 1Q report in 2024, the above payment capacity ratio is preliminary calculated, and the finally confirmed ratio will be amended and disclosed in Shinhan Life's 1Q 2024 business report and Shinhan EZ General Insurance's 1Q management disclosure.

2) Liquidity

Won Liquidity Ratio

							(KRW billion, %)
Company	Mar. 31, 2024			Dec. 31, 2023			Dec. 31, 2022
	Won Assets	Won Assets	Won Liquidity Ratio(%)	Won Assets	Won Liabilities	Won Liquidity Ratio(%)	Won Liabilities	Won Liabilities	Won Liquidity Ratio(%)
Shinhan Financial Group	3,330.7	1,039.4	320.4	721.2	235.9	305.8	875.4	131.7	664.5
Shinhan Card	22,624.9	6,892.2	328.3	21,732.0	5,970.0	364.0	21,102.5	5,863.2	359.9
Shinhan Securities	25,469.3	22,549.8	112.9	25,804.2	21,888.6	117.9	19,341.7	13,867.7	139.5
Shinhan Life Insurance	19,821.0	1,393.5	1,422.4	21,863.8	1,479.1	1,478.2	21,822.0	1,616.3	1,350.1
Shinhan Capital	3,359.6	1,028.3	326.7	2,760.2	1,064.9	259.2	2,949.0	722.3	408.3
Shinhan Savings Bank	739.2	523.4	141.2	721.7	602.2	119.8	684.1	576.2	118.7
Shinhan Asset Trust	195.5	26.7	732.5	185.2	21.2	872.0	314.3	27.3	1,151.2
Shinhan AI	33.1	0.8	39.1	28.0	0.9	30.5	30.3	0.8	36.9
Shinhan EZ General Insurance	12.0	0.3	3,527.8	135.3	2.0	6,788.2	83.5	1.7	4,918.8

Notes:

▪
Shinhan Financial Group: Due within 1 month
▪
Shinhan Life Insurance and Orange Life Insurance:

       (Won assets due within 3 months /3 months average of Claim payments )*100

▪
Shinhan Card, Shinhan Securities, Shinhan Capital, and Shinhan Savings Bank : Due within 3 months
▪
Liquidity Ratio for Shinhan Bank and Jeju Bank have been replaced by Liquidity Coverage Ratio from Mar 31, 2015 to reflect the recent amendments to detailed regulations on supervision of banking business.

Liquidity Coverage Ratio

							(KRW billion, %)
Company	Mar. 31, 2024			Dec. 31, 2023			Dec. 31, 2022
	High Quality Liquid Assets	Net Cash Outflows	Liquidity Coverage Ratio(%)*	High Quality Liquid Assets	Net Cash Outflows	Liquidity Coverage Ratio(%)	High Quality Liquid Assets	Net Cash Outflows	Liquidity Coverage Ratio(%)
Shinhan Bank	86,357.1	83,493.0	103.4	85,172.4	85,155.4	100.0	82,709.0	83,705.6	98.8
Jeju Bank	981.3	640.7	157.2	1,020.7	813.0	125.6	915.4	823.3	111.8

Notes:

▪
Liquidity Coverage Ratios are the arithmetic mean of daily LCRs.
▪
Financial Services Commission temporarily eased the regulatory minimum from 100.0% to 85.0% by end of June, to 90.0% by end of September 2022, to 92.5% by end of June, 2023. After July 2023, the ratio will be gradually increased and normalized from the first quarter of 2024.

Foreign Currency (FC) Liquidity Ratio

							(USD millions, %)
Company	Mar. 31, 2024			Dec. 31, 2023			Dec. 31, 2022
	FC Assets	FC Liabilities	FC Liquidity Ratio(%)	FC Assets	FC Liabilities	FC Liquidity Ratio(%)	FC Assets	FC Liabilities	FC Liquidity Ratio(%)
Shinhan Financial Group	37.0	-	N/A	33.3	20.8	160.2	65.0	9.9	655.7
Shinhan Securities	10,024.5	8,769.0	114.3	10,318.0	9,117.0	113.2	6,985.2	6,355.4	109.9
Shinhan Capital	49.6	1.2	4,285.1	55.6	0.4	13,556.1	79.6	0.4	18,859.5
Jeju Bank	13.4	4.3	309.2	13.4	2.2	605.7	13.8	14.3	96.9

Notes :

▪
Foreign currency liquidity ratios are computed with assets and liabilities due within 3 months.
▪
Shinhan Bank’s foreign currency liquidity ratio has been replaced by Foreign Liquidity Coverage Ratio.

Foreign Currency (FC) Liquidity Coverage Ratio

			(USD millions, %)
Company	2024 1Q	2023 4Q	2022 4Q
	Jan. 1 ~ Mar. 31	Jan. 1 ~ Dec. 31	Jan. 1 ~ Dec. 31
Shinhan Bank	160.7	157.8	141.1

Notes :

▪
Financial Services Commission temporarily eased the regulatory minimum from 80% to 70% by end of June 2022, in order to support the capacity of banks to provide funding to businesses affected by COVID-19. Starting From September 2022, the regulation will be reinstated to 80.0%.
▪
Foreign Currency Liquidity Coverage Ratio is calculated by quaterly average.

3) Asset Quality

SFG Consolidated Basis

(KRW billion)
	Mar. 31, 2024	Dec. 31, 2023	Dec. 31, 2022
Total Loans	423,846.0	413,664.8	412,421.1
Substandard & Below	3,027.8	2,668.4	2,122.9
Substandard & Below Ratio	0.71%	0.65%	0.51%
Non-Performing Loans	2,431.6	2,176.6	1,800.8
NPL Ratio	0.57%	0.53%	0.44%
Substandard & Below Coverage Ratio	145.86%	165.61%	176.99%
Loan Loss Allowance	4,416.5	4,419.1	3,757.4
Substandard & Below Loans	3,027.8	2,668.4	2,122.9

Separate Basis

(%)	Mar. 31 2024			Dec. 31 2023			Dec. 31 2022
	Substandard & Below Ratio	NPL Ratio	Substandard & Below Coverage Ratio	Substandard & Below Ratio	NPL Ratio	Substandard & Below Coverage Ratio	Substandard & Below Ratio	NPL Ratio	Substandard & Below Coverage Ratio 1)
Shinhan Financial Group	-	-	-	-	-	-	-	-	-
Shinhan Bank	0.26	0.20	208	0.24	0.19	233	0.25	0.20	202
Shinhan Card	1.45	0.77	229	1.31	0.70	248	0.92	0.43	315
Shinhan Securites	14.79	14.79	58	12.86	12.86	62	10.16	10.16	57
Shinhan Life Insurance	0.25	0.25	433	0.21	0.21	510	0.06	0.06	357
Shinhan Capital	2.01	1.10	149	1.74	0.74	193	0.93	0.72	118
Jeju Bank	1.25	1.12	102	0.98	0.87	120	0.55	0.46	128
Shinhan Savings Bank	6.47	10.38	70	4.38	9.10	93	2.45	4.27	143
Shinhan Asset Trust	74.91	74.91	24	64.66	64.66	15	23.07	23.07	84

4) Debt to Equity Ratios

Shinhan Financial Group (Separate Basis)

(KRW billion)
	Mar. 31, 2024	Dec. 31, 2023	Dec. 31, 2022
Debt	11,921.7	11,190.4	10,779.8
Equity	27,816.4	26,099.1	26,676.5
Debt to Equity Ratio	42.86%	42.88%	40.41%

Twenty Largest Exposures by Borrower

(KRW billion)
As of Mar. 31, 2024 Consolidated basis	Loans in Won	Loans in Foreign Currency	Securities	Guarantees and Acceptances	Others	Total Exposures
Korea Investment & Securities Co.,Ltd	2,005.0	4.6	236.6	26.9	-	2,273.2
Samsung Electronics	-	2,259.8	6.5	-	-	2,266.3
Woori Bank	1,674.8	53.9	408.0	-	-	2,136.6
Nong Hyup Bank	518.4	91.2	1,384.4	50.0	-	2,044.0
LG Display	660.2	835.1	141.9	242.2	-	1,879.4
Korea Electric Power Corporation	0.3	-	1,484.7	105.6	-	1,590.7
KEB Hana Bank	916.2	1.8	497.6	37.2	-	1,452.8
S-Oil	500.6	768.3	133.5	15.4	-	1,417.8
SK on Co.,Ltd	202.1	895.3	256.2	-	-	1,353.7
KB Bank	738.7	-	586.9	17.0	-	1,342.5
Lotte Hotel	101.2	392.5	431.1	382.1	-	1,307.0
National Agriculture Cooperative Federation	77.4	-	1,227.5	0.0	-	1,304.9
HD Hyundai Heavy Industries Co.,Ltd	70.0	15.9	0.3	1,197.6	-	1,283.8
Mirae Asset Securities	510.2	33.7	545.8	-	-	1,089.7
Samsung Heavy Industries Co.,Ltd	-	20.2	-	1,001.2	-	1,021.4
Hyundai Card	33.3	64.0	846.2	64.0	-	1,007.5
LIG NEX1 Co.,Ltd	2.5	-	149.3	847.6	-	999.4
Hyundai Steel	291.3	167.7	483.5	16.7	0.0	959.2
KT	0.9	-	895.7	43.5	-	940.1
SK Hynix	495.3	-	385.9	-	-	881.3
Total	8,798.6	5,604.1	10,101.9	4,046.9	0.0	28,551.5
Note) Some of the totals may not sum due to rounding

Exposure to ten Main Debtor Groups

(KRW billion)
As of Mar. 31, 2024 Consolidated basis	Loans in Won	Loans in Foreign Currency	Securities	Guarantees and Acceptances	Others	Total Exposures
Samsung	218.0	3,256.1	1,443.5	1,807.6	0.0	6,725.2
SK	1,537.3	1,444.9	2,230.7	803.0	0.0	6,015.9
Lotte	1,588.8	979.6	1,962.5	789.0	0.0	5,319.8
Hyundai Motor Company	968.2	1,262.6	2,334.3	598.2	3.1	5,166.4
Hyundai Heavy Industries	446.6	115.4	168.9	2,730.0	-	3,460.9
LG	1,045.5	969.8	976.2	465.0	-	3,456.5
Hanwha	789.9	395.8	1,148.5	838.4	0.0	3,172.6
LS	279.8	863.7	194.8	1,107.9	0.4	2,446.6
Hyosung	161.0	130.0	958.4	174.3	-	1,423.7
S-oil	504.2	768.3	133.5	15.4	-	1,421.4
Total	7,539.2	10,186.2	11,551.4	9,328.7	3.4	38,609.0
Note) Some of the totals may not sum due to rounding

Top Twenty Non-Performing Loans

(KRW billion)
Borrower	Industry	Gross Principal Outstanding	Substandard & Below	Allowance for Loan Losses
A	Other financial service activities n.e.c.	145.2	145.2	24.3
B	Other financial service activities n.e.c.	125.5	125.5	125.5
C	Other financial service activities n.e.c.	56.5	56.5	56.5
D	Other financial service activities n.e.c.	41.7	41.7	1.0
E	Other financial service activities n.e.c.	39.7	39.7	21.4
F	Other financial service activities n.e.c.	27.1	27.1	0.4
G	Other financial service activities n.e.c.	26.9	26.9	26.9
H	Other financial service activities n.e.c.	21.3	21.3	0.7
I	Other financial investment businesses	21.2	21.2	20.1
J	Manufacture of sections for ships	22.6	20.3	20.4
K	Other construction of civil engineering projects	20.0	20.0	20.0
L	Other financial investment businesses	20.0	20.0	15.3
M	Other financial service activities n.e.c.	20.0	20.0	0.4
N	Other financial service activities n.e.c.	19.6	19.6	1.7
O	Other financial service activities n.e.c.	19.0	19.0	17.6
P	Other financial service activities n.e.c.	17.3	17.3	10.2
Q	Office, commercial and institutional building construction	17.0	17.0	0.0
R	Sea freight water transport	15.1	15.1	10.9
S	Other financial service activities n.e.c.	15.0	15.0	0.3
T	Other financial service activities n.e.c.	13.8	13.8	10.2
Total		704.5	702.2	383.9
Notes : ▪ Consolidated basis as of Mar. 31, 2024 ▪ Some of the totals may not sum due to rounding.

4. Independent Auditor

Audit Opinion for the last 3 years

	1Q 2024	FY 2023	FY 2022
Independent Auditor	KPMG Samjong Accounting Corp.	KPMG Samjong Accounting Corp.	PwC Samil Accounting Corp.
Audit Opinion	Unqualified	Unqualified	Unqualified

Compensation to the Independent Auditor for Audit and Review Services

The following is a description of the fees for audit and review services performed by our independent auditor for the last three years in connection with our financial statements preparation.

Year	Auditor	Payment 1) (KRW mil.)	Details	Working hours
1Q 2024	KPMG Samjong Accounting Corp.	410 (quarterly basis)	Review/Audit of Financial Statements	1,173 Hours
	KPMG Samjong Accounting Corp.	54 (quarterly basis)	K-IFRS Report Package Audit for Shinhan Savings Bank	131 Hours
FY 2023	KPMG Samjong Accounting Corp.	1,187 (annualized basis)	Review/Audit of Financial Statements	11,311 Hours
	KPMG Samjong Accounting Corp.	133 (annualized basis)	K-IFRS Report Package Audit for Shinhan Savings Bank	1,207 Hours
FY 2022	PwC Samil Accounting Corp.	987 (annualized basis)	Review/Audit of Financial Statements	9,235 Hours
	PwC Samil Accounting Corp.	130 (annualized basis)	K-IFRS Report Package Audit for Shinhan Savings Bank	1,004 Hours

1) Excluding value-added taxes.

* In addition to above mentioned description of fees for audit and review services, also provided services related to US listing and ICOFR audit in accordance with the standards of the PCAOB which we agreed to pay KRW 2,351 million(excluding value-added taxes) for FY2024.

5. Corporate Governance

Board of Directors and committees of the Board of Directors

Our board of directors, which currently consists of one executive director, one non-executive director and 9 outside directors, has the ultimate responsibility for the management of our affairs.

Our Articles of Incorporation provide for no less than three but no more than 15 directors, the number of outside directors must be more than 50% of the total number of directors, and we must maintain at least three outside directors. All directors are elected for a term not exceeding three years as determined by the shareholders’ meeting, except that outside directors are elected for a term not exceeding two years, provided that the term of re-election shall not exceed one year and the term cannot be extended in excess of six years. The aggregate term served as an outside director of us or any of our subsidiaries shall not exceed nine years.

Terms are renewable and are subject to the Korean Commercial Code, the Financial Holding Companies Act, the Act on Corporate Governance of Financial Companies and related regulations. See “Item 6.A. Directors and Senior Management” above for information concerning the terms of office of our directors and executive officers.

Our board of directors meets on a regular basis to discuss and resolve material corporate matters. Additional extraordinary meetings may also be convened at the request of the chairman and chief executive officer or a director designated by the board.

Currently, there are no outstanding service contracts between any of our directors or executive officers and us or any of our subsidiaries providing for benefits upon termination of employment by such director or executive officer.

• Committees of the Board of Directors

We currently have seven management committees that serve under the board:

-
the Risk Management Committee;
-
the Audit Committee;
-
the Remuneration Committee;
-
the Committee for Recommending Candidates for Independent Directors and Members of Audit Committee;
-
the Committee for Recommending Candidates for CEO;
-
the Environment, Social and Governance (ESG) Strategy Committee; and
-
the Committee for Subsidiary’s CEO Recommendation

Each committee member is appointed by the board of directors, except for members of the Audit Committee, who are elected at the general meeting of shareholders.

• Risk Management Committee

The Risk Management Committee currently consists of 3 outside directors, namely Song Seongjoo (Chair), Lee Yong Guk and Choi Young-Gwon. The committee oversees and makes determinations on all issues relating to our comprehensive risk management function. In order to ensure our stable financial condition and to maximize our profits, the committee monitors our overall risk exposure and reviews our compliance with risk policies and risk limits. In addition, the committee reviews risk and control strategies and policies, evaluates whether each risk is at an adequate level, establishes or abolishes risk management divisions, reviews risk-based capital allocations, and reviews the plans and evaluation of internal control. The committee holds regular meetings every quarter.

• Audit Committee

The Audit Committee currently consists of 3 outside directors, namely Kwak Su Keun (Chair), Yoon Jaewon, and Bae Hoon. The committee oversees our financial reporting and approves the appointment of and interaction with our independent auditors and our internal audit-related officers. The committee also reviews our financial information, audit examinations, key financial statement issues and the administration of our financial affairs by the board of directors. In connection with the general meetings of stockholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors for each general meeting of shareholders. The committee holds regular meetings every quarter.

• Remuneration Committee

The Remuneration Committee currently consists of 3 outside directors, namely Choi Young-Gwon (Chair), Kwak Su Keun, Kim Jo Seol. At least one-half of the members of this committee must be outside directors and currently all members of Remuneration Committee are outside directors. This committee is responsible for reviewing and approving the management’s evaluation and compensation programs. The committee meetings are called by the chairman of this committee, who must be an outside director.

• Committee for Recommending Candidates for Independent Directors and Members of Audit Committee

The Committee for recommending candidates for independent directors and members of audit committee currently consists of 4 outside directors, namely Choi Jae Boong (Chair), Kim Jo Seol, Song Seongjoo and Jin Hyun-duk. Members of this committee will be appointed by our board of directors only to the extent necessary to recommend and nominate candidates for our outside director positions, audit committee members and related matters. However, when the procedure for final recommendation of outside director and audit committee member candidates commences, all outside directors are called to participate in the committee and in this case, all outside directors are deemed as enrolled. The committee meetings are called by the chairman of this committee, who must be an outside director. This committee is responsible and authorized for: (i) establishment, review and reinforcement of policies for outside director and audit committee member selection, (ii) recommendation of outside director and audit committee member candidates for approval at the general shareholders’ meeting and (iii) continual recruitment and screening of potential outside director candidates.

• Committee for Recommending Candidates for CEO

The Committee for recommending candidates for Chief Executive Officer (CEO) was established in March 2012 and currently consists of 5 directors, namely Yoon Jaewon (Chair), Jin Hyun-duk, Choi Young-Gwon, Bae Hoon and Choi Jae Boong. However, when the meeting for final selection of candidates for Chief Executive Officer, all outside directors are called to participate in the committee and in this case, all outside directors are deemed as enrolled. This committee is responsible for matters concerning the recommendation of candidates for the CEO including establishing and reviewing our management succession plan and its operation, setting and evaluating the qualifications and criteria for the CEO and CEO candidate pool and other matters necessary for improving our overall corporate governance structure. The chair of the committee must be an outside director, and the incumbent CEO may be restricted from participating and voting on matters related to the CEO selection.

• Environmental, Social and Governance (ESG) Strategy Committee

The ESG Strategy Committee was established in March 2015 and currently consists of 1 executive director, 3outside directors and 1 Non-executive director namely Lee Yong Guk (Chair), Kim Jo Seo, Choi Jae Boong, Jin Okdong and Jung Sang Hyuk. This committee is responsible for setting the corporate policy for sustainable management, corporate disclosure of sustainability report and discussing specific business agenda in relation to socially responsible management and other matters such as corporate strategy toward climate change.

• Committee for Subsidiary’s CEO Recommendation

The Committee for subsidiary’s CEO Recommendation was established in March 2021 and currently consists of 1 executive director and 4 outside directors, namely Jin Okdong (Chair), Kwak Su Keun, Bae Hoon, Yoon Jaewon and Lee Yong Guk. This committee is responsible for matters concerning the evaluation of subsidiary management leadership, establishment of subsidiary CEO qualifications, verification and recommendation of subsidiary CEO candidates and other matters deemed necessary by the committee.

6. Major Shareholder and Market Price Information of our Common Shares and ADRs

Major Shareholders1) of Shinhan Financial Group as of Mar. 31, 2024

Name	No. of Common Shares owned	Ownership%2)
National Pension Service	40,947,430	8,04%
BlackRock Fund Advisors3)	29,063,012	5.71%
Employee Stock Ownership Association4)	26,115,654	5.13%

1) Shareholders who own beneficial ownership of 5% or more (common share basis).

2) Ownership is based on the total number of common shares issued, 509,393,214 shares.

3) Based on the large equity ownership discloser by BlackRock Fund Advisors with the Financial Supervisory Service on

    Sep. 27, 2018.

4) The number of stocks owned by Employee Stock Ownership Association is the sum of 26,018,646 shares owned in the Employee Stock Ownership accounts and 97,008 shares in the ESOA account.

Common Shares Traded on the Korea Exchange

						(KRW, number of shares)
		Oct. 2023	Nov. 2023	Dec. 2023	Jan. 2024	Feb. 2024	Mar. 2024
Price per share	High	36,400	37,000	40,150	40,850	45,300	51,500
	Low	34,100	34,500	36,350	36,350	41,350	44,050
	Avg.	35,276	35,961	37,897	38,041	43,289	47,640
Trading Volume		15,607,979	17,582,184	14,544,102	26,658,216	57,765,714	80,366,313
Highest Daily Trading Volume		1,396,810	1,461,987	1,779,177	6,962,512	10,298,785	23,699,462
Lowest Daily Trading Volume		435,133	404,462	387,597	356,649	1,443,410	1,218,353

American Depositary Receipts traded on the New York Stock Exchange

						(USD, number of shares)
		Oct. 2023	Nov. 2023	Dec. 2023	Jan. 2024	Feb. 2024	Mar. 2024
Price per share	High	26.72	28.52	31.12	30.69	33.85	37.94
	Low	25.13	25.60	27.87	27.23	31.15	32.61
	Avg.	26.04	27.41	29.18	28.83	32.57	35.76
Monthly Trading Volume		2,644,682	2,560,309	2,426,861	3,089,730	2,533,291	2,924,340
Highest Daily Trading Volume		211,769	301,206	435,937	253,439	407,870	361,538
Lowest Daily Trading Volume		77,726	40,806	51,496	74,314	52,046	58,745
Note) 1 ADR = 1 Common Shares

7. Directors, Executive Officers and Employees

Directors and Executive Officers

1) Executive Director

Name	Date of Birth	Position	Executive Director Since	Date Term Ends(1)
Jin Okdong	Feb. 21, 1961	Chief Executive Officer	March 23, 2023	March 2026

Note: The date on which the term will end will be the date of the general shareholders’ meeting in the relevant year.

Jin Okdong is our Chief Executive Officer. Prior to being elected to his current position on March 23, 2023, Mr. Jin served as the chief executive officer of Shinhan Bank from 2019 to 2023.

Mr. Jin served as the deputy president of Shinhan Financial Group from 2017 to 2018, the deputy president of Shinhan Bank in 2017 and the chief executive officer of Shinhan Bank Japan from 2015 to 2016. Mr. Jin received a master’s degree in business administration from Chung Ang University.

2) Non-Executive and Outside Directors

Non-executive directors are directors who are not our employees and do not hold executive officer positions with us. Outside directors are non-executive directors who also satisfy the requirements set forth under the Financial Investment Services and Capital Markets Act to be independent of our major shareholders, affiliates and management. Our non-executive directors are selected based on the candidates’ talents and skills in diverse areas, such as law, finance, economics, management and accounting. Currently, 1 non-executive directors and 9 outside directors are in office, all of whom were nominated by our board of directors and approved at a general meeting of shareholders.

Our non-executive and outside directors are as follows:

Name	Date of Birth	Position	Director Since	Date Term Ends(1)
Jung Sang Hyuk	Nov. 26, 1964	Non-Executive Director	March 23, 2023	March 2025
Yoon Jaewon	Aug. 29, 1970	Outside Director	March 26, 2020	March 2025
Bae Hoon	Jun. 30, 1953	Outside Director	March 25, 2021	March 2025
Lee Yong Guk	May 11, 1964	Outside Director	March 25, 2021	March 2025
Kim Jo Seol	Dec. 5, 1957	Outside Director	March 24, 2022	March 2025
Choi Jae Boong	Feb. 18, 1965	Outside Director	March 25, 2021	March 2025
Kwak Su Keun	Aug. 16, 1953	Outside Director	March 25, 2021	March 2025
Jin Hyun-duk	Sep. 10, 1955	Outside Director	March 26, 2020	March 2025
Song Seongjoo	Mar. 26, 1971	Outside Director	March 26, 2024	March 2026
Choi Young-Gwon	Jul. 16, 1964	Outside Director	March 26, 2024	March 2026

Note: The date on which each term will end will be the date of the general shareholders’ meeting in the relevant year.

Jung Sang Hyuk has been our non-executive director since March 23, 2023. Mr. Jung was the chief executive officer of Shinhan Bank and previously served as the deputy president of Shinhan Bank from 2020 to 2023 Mr. Jung received a bachelor’s degree in economics from Seoul National University.

Yoon Jaewon has been our outside director since March 26, 2020. Ms. Yoon is currently a professor at Hongik University College of Business Administration and member of the committee for National Tax Service as well as the committee on national accounting policy of the Ministry of Economy and Finance and Korea Custom Service. Ms. Yoon previously served as a non-executive judge at the Tax Tribunal from 2013 to 2019. Ms. Yoon received a Ph.D in accounting from Korea University.

Bae Hoon has been our outside director since March 25, 2021. Mr. Bae is a Korean lawyer and Certified Public Accountant in Japan and currently serves as a representative attorney at Orbis Legal Profession Corporation. Mr. Bae received a master’s degree in business administration from Kobe University.

Lee Yong Guk has been our outside director since March 25, 2021. Mr. Lee is a clinical professor at Seoul National University, School of Law. Mr. Lee was previously an attorney at Cleary Gottlieb Steen & Hamilton LLP for 27 years. Mr. Lee received a J.D. from Harvard University Law School.

Kim Jo Seol has been newly appointed as our outside director since March 24, 2022. Ms. Kim is a Korean-Japanese professor who teaches economics at Osaka University of Commerce and economist with a high awareness of Northeast Asian economics. Ms Kim received a Ph.D. in economics from Osaka City University.

Choi Jae Boong has been our outside director since March 25, 2021. Mr. Choi currently serves as a professor of mechanical engineering at Sung Kyun Kwan University, College of Engineering and director of Human-centered Convergence Design BK(Brain Korea)21+ Project, which is a human resource development program initiated by the Government. Mr. Choi received a Ph.D. in mechanical engineering from University of Waterloo.

Kwak Su Keun has been our outside director since March 25, 2021. Mr. Kwak currently serves as an honorary professor of accounting at Seoul National University, Business School and chair of Corporate Governance Advisory Board at Korea Listed Companies Association. Mr. Kwak received a Ph.D in business administration from University of North Carolina Chapel Hill.

Jin Hyun-duk has been our outside director since March 26, 2020. Mr. Jin currently serves as the chief executive officer of Phoedra Co., Ltd. since 1988 and councilor of the Korea Educational Foundation. Mr. Jin was previously a professor at Sakushin-gakuin University and Utsunomiya University. Mr. Jin received a master’s degree in business administration from Keio Business School.

Song Seongjoo has been newly appointed as our outside director since March 26, 2024. Ms. Song currently serves as a professor of statistics at Korea University since 2012 and Director of the Korea Risk Management Society. Ms. Song was previously an Advisory Professor, Economic Statistics Division, Bank of Korea. Ms. Song received a Ph. D in Statistics from University of Chicago.

Choi Young-Gwon has been newly appointed as our outside director since March 26, 2024. Mr. Choi currently serves as an Adjunct Professor, Graduate School of Business Administration, Sogang University and Adjunct Professor, College of Business Administration, Soongsil University. Mr. Choi was previously served the chief executive officer of Woori Asset Management in 2019-2023. Mr. Choi received a Ph.D. in Financial Management from Soongsil University.

Any director wishing to enter into a transaction with Shinhan Financial Group or any of its subsidiaries in his or her personal capacity is required to obtain the prior approval of our board of directors. The director having an interest in the transaction may not vote at the meeting of our board of directors at which the relevant transaction is subject to vote for approval.

3) Executive Officers

In addition to the executive directors who are also our executive officers, we currently have the following executive officers.

Name	Date of Birth	Position	In Charge of
Chun Sang-yung	Jul. 25, 1969	Deputy President and Chief Financial Officer	Finance Management Team, Investor Relations Part, Accounting Part, Group Business Synergy Part
Wang Ho-min	Jun. 4, 1964	Deputy President and Chief Compliance Officer	Compliance Team
Lee Een-kyoon	Apr. 1, 1967	Deputy President and Chief Operation Officer	Shinhan Leadership Center, Management Support Team, PR Team
Bang Dong-kwon	Feb. 10, 1966	Deputy President and Chief Risk Officer	Risk Management Team
Koh Seogheon	Sept. 27, 1968	Executive Director and Chief Strategy & Sustainability Officer	Strategic Planning Team, ESG Part, Digital Strategy Part
Park Hyun Joo	Apr. 22, 1965	Deputy President and Chief Customer Protection Part	Group Consumer Protection Part
Kim Junhwan	Jun. 23, 1972	Executive Director and Head of Digital Part	Group Digital Part
Kim Jion	May. 12, 1968	Executive Director and Chief Audit Officer	Group Audit Part

None of the executive officers have any significant activities outside Shinhan Financial Group.

Chun Sang-yung has been our deputy president and chief finance officer since January 1, 2024. Mr. Chun previously served as the head of group synergy division and business management division of Shinhan Financial Group. Mr. Chun received a bachelor’s degree in business management from Yeonsei University.

Wang Ho-min has been our deputy president and chief compliance officer since January 1, 2019. Mr. Wang previously served as the branch manager of Southern Jam-sil branch, Seoul Southern District Court branch and the head of corporate culture development team. Mr. Wang received a bachelor’s degree in law from Hankuk University of Foreign Studies.

Lee Een-kyoon has been our deputy president and chief operation officer since January 1, 2019. Mr. Lee previously served as the head of management support team and the head of secretary’s office of Shinhan Bank. Mr. Lee received a bachelor’s degree in English literature from Hanyang University.

Bang Dong-kwon has been our chief risk officer since January 1, 2020. Mr. Bang previously served as the head of risk management department of Shinhan Bank. Mr. Bang received a bachelor’s degree in English language and literature from Sung Kyun Kwan University.

Koh Seogheon has been our executive director and chief strategy & sustainability officer since January 1, 2022. Mr. Koh previously served as the head of business management division and strategic planning team of Shinhan Financial Group. Mr. Koh received a bachelor’s degree in economics from Seoul National University.

Park Hyun Joo has been our deputy president and chief consumer protection part since July 1, 2023. Ms. Park previously served as the head of Consumer Protection Division at Shinhan Bank. Ms. Park graduated from Seoul Girl’s Commercial High School.

Kim Junhwan has been our executive director and head of digital part since January 1, 2024. Mr. Kim previously served as the head of digital innovation team at Shinhan Bank. Mr. Kim received a master’s degree in computer application design studies from Korea Advanced Institute of Science & Technology.

Kim Jion has been our executive director and chief audit officer since January 1, 2024. Ms. Kim previously served as the head of PRM marketing team at Shinhan Bank. Ms. Kim received a bachelor’s degree in economics from Yonsei University.

There are no family relationships among our directors and/or executive officers.

Compensation to Directors

Not required to be disclosed in quarterly reports. Please refer to the business report for FY2023 submitted on March 18, 2024 for your references.

Compensation to Non-registered directors

Not required to be disclosed in quarterly reports. Please refer to the business report for FY2023 submitted on March 18, 2024 for your references.

Stock Options

Not required to be disclosed in quarterly reports. Please refer to the business report for FY2023 submitted on March 18, 2024 for your references.

Employees

Not required to be disclosed in quarterly reports. Please refer to the business report for FY2023 submitted on March 18, 2024 for your references.

8. Related Party Transactions

Loans to Subsidiaries

(KRW billion)
Loans to Subsidiaries (in KRW bil.)	Type	Origination Date	Maturity Date	Lending Rate	Beginning Balance (Jan. 1, 2024)	Decrease	Increase	Others1)	Ending Balance (Mar. 31, 2024)
Shinhan Card	Loan	2019-04-18	2024-04-18	2.04%	100	-	-	-	100
	Loan	2019-04-18	2026-04-18	2.09%	100	-	-	-	100
	Loan	2019-10-22	2024-10-22	1.76%	40	-	-	-	40
	Loan	2019-10-22	2026-10-22	1.81%	60	-	-	-	60
	Loan	2020-09-17	2025-09-17	1.48%	200	-	-	-	200
	Loan	2020-10-29	2025-10-29	1.46%	150	-	-	-	150
	Loan	2021-02-18	2026-02-18	1.54%	150	-	-	-	150
	Loan	2021-02-24	2026-02-24	1.62%	150	-	-	-	150
	Loan	2021-11-11	2024-11-11	2.39%	170	-	-	-	170
	Loan	2021-11-11	2026-11-11	2.55%	10	-	-	-	10
	Loan	2022-04-20	2025-06-20	3.71%	100	-	-	-	100
	Loan	2022-07-18	2025-07-18	4.21%	100	-	-	-	100
	Loan	2022-07-18	2027-07-18	4.25%	100	-	-	-	100

	Loan	2023-04-21	2028-04-21	4.21%	100	-	-	-	100
	Loan	2023-10-30	2024-04-30	4.69%	50	-	-	-	50
	Loan	2023-10-30	2024-04-30	4.81%	100	-	-	-	100
	Loan	2019-11-19	2025-02-04	2.79%	516	-	-	23	539
	Loan	2021-05-26	2026-05-12	1.53%	39	-	-	1	40
	Financial assets at FVPL	2022-03-17	2052-03-17	4.01%	389	-	-	4	393
	Financial assets at FVPL	2023-02-14	2053-02-14	5.28%	310	-	-	-1	309
Shinhan Securities	Loan	2019-11-19	2025-02-04	2.79%	116	-	-	5	121
	Loan	2020-08-20	2025-08-20	2.55%	641	-	-	29	670
	Financial assets at FVPL	2021-06-14	-	2.93%	315	-	-	13	328
Shinhan Capital	Loan	2019-02-01	2024-02-01	2.23%	50	50	-	-	-
	Loan	2019-05-24	2024-05-24	1.92%	20	-	-	-	20
	Loan	2020-04-10	2025-04-10	1.75%	200	-	-	-	200
	Loan	2020-12-23	2025-12-23	1.57%	160	-	-	-	160
	Loan	2021-03-16	2026-03-16	1.83%	150	-	-	-	150
	Loan	2021-05-13	2026-05-12	1.53%	258	-	-	11	269
	Financial assets at FVPL	2020-04-22	2050-04-22	3.56%	96	-	-	1	97
	Financial assets at FVPL	2021-07-28	2051-07-28	3.38%	139	-	-	1	140
Shinhan Savings Bank	Loan	2020-05-28	2025-05-28	1.52%	50	-	-	-	50
	Loan	2021-04-26	2026-04-26	1.85%	50	-	-	-	50
	Loan	2021-05-28	2026-05-28	1.99%	50	-	-	-	50
Shinhan DS	Loan	2023-02-02	2024-02-01	3.86%	15	15	-	-	-
	Loan	2024-02-01	2025-01-30	3.78%	-	-	10	-	10
Shinhan Venture	Loan	2023-10-26	2024-02-26	4.58%	50	50	-	-	-
	Loan	2023-12-11	2024-04-11	4.08%	10	-	-	-	10
	Loan	2024-02-26	2025-02-26	3.84%	-	-	50	-	50
Shinhan Asset Trust	Loan	2024-03-25	2027-03-25	3.76%	-	-	100	-	100
Total					5,304	115	160	87	5,436

9. Material Information after the reporting period

Announcement on Acquisition of Treasury Shares

In accordance with the resolution of the Board of Directors on April 26, 2024, the Group resolved to enter into a trust agreement to acquire treasury shares.

Total contract amount : KRW 300,000,000,000

Contract period : April 29, 2024 - October 28, 2024

Contracting party: NH Investment & Securities Co., Ltd.

Limitation on the acquisition amount of treasury shares as of April 26, 2024 : 4,313,380,875,941

For more detailed information, please refer to the Independent Accountant’s Audit Report, which was reported on Form 6-K on April 26, 2024.

Announcement on Cancellation of Shares

In accordance with the resolution of the Board of Directors on April 26, 2024, the Group resolved to cancel the treasury shares to be acquired pursuant to the announcement on Form 6-K dated April 26, 2024.

Estimated Amount to be Cancelled : KRW 300,000,000,000

Class and Number of Shares to be Cancelled : Common shares 6,896,551

Scheduled Date of Cancellation : To be determined

1) “Class and Number of Shares to be Cancelled – Common shares” and “Estimated Amount to be Cancelled” are calculated using the closing share price of common shares of SFG on April 25, 2024 (one day prior to this announcement). The actual number of shares to be cancelled is subject to change depending on share price fluctuation.

For more detailed information, please refer to the Independent Accountant’s Audit Report, which was reported on Form 6-K on April 26, 2024.

Announcement on Disposal of Treasury Shares

In accordance with the resolution of the Board of Directors on April 26, 2024, the Group resolved to dispose the treasury shares. The details are as follows:

Class and Number of Shares to be disposed: Common shares 6,353

Scheduled disposal period: April 27, 2024 ~ May 26, 2024

Purpose of disposal: Disposal of treasure shares (fractional shares) previously acquired in a comprehensive stock exchange process, etc.

For more detailed information, please refer to the Independent Accountant’s Audit Report, which was reported on Form 6-K on April 26, 2024.

Announcement on Quarterly Cash Dividends

In accordance with the resolution of the Board of Directors on April 26, 2024, the Group resolved to pay quarterly cash dividends.

Total dividend amount to be paid: KRW 275,068,905,480 (KRW 540 per share)

The total number of shares subject to dividend is 509,386,862 shares

Record date: March 31, 2024

Shinhan AI has decided to dissolve the Company

In accordance with the resolution of the Board of Directors on May 9, 2024, the Group announced that the board of directors of Shinhan AI Co, Ltd (hereinafter “Shinhan AI”) has decided to dissolve the company. Shinhan AI will withdraw from SFG’s subsidiary as soon as the liquidation process is completed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shinhan Financial Group Co., Ltd.
(Registrant)

Date: May 16, 2024	By:	/s/ CHUN Sang-yung

Name: CHUN Sang-yung
Title: Chief Financial Officer